<SEQUENCE>1
<FILENAME>SECNOTICE

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

NOTICE OF EXEMPT SOLICITATION
Submitted pursuant to Rule 14a-6(g)

1. Name of the Registrant:  Safeway Inc.

2. Name of Persons Relying on Exemption:

Alan G. Hevesi, New York State Comptroller,
  New York State Common Retirement Fund
Denise L. Nappier, Connecticut State Treasurer,
  Connecticut Retirement Plans and Trust Funds
William C. Thompson, Jr., New York City Comptroller,
  New York City Employees Retirement System
Edward M. Smith, Chairman, Illinois Board of Investment

3.  Address of Persons Relying on Exemption:

Alan G. Hevesi, 633 Third Avenue, 31st Floor, New York, New York 10017
Denise L. Nappier, 55 Elm Street, 7th Floor, Hartford, Connecticut 06106 William C. Thompson, Jr., 1 Centre Street, New York, New York 10007
Edward M. Smith, 180 North LaSalle Street, Suite 2015, Chicago, Illinois 60601

4. Written Materials.  The following materials are attached:

Two- page Investor Letter addressed to Rebecca Stirn of Safeway Inc. Three-page Response from Safeway, Inc. addressed to Connecticut
  State Treasurer Denise Nappier
Two-page Statement announcing a shareholder 'Vote No' campaign against
  Safeway Directors Burd, MacDonnell and Tauscher
Seven-page Report by the Illinois State Board of Investment describing
  Safeway Inc.'s Strategic Crisis
Thirteen-page S&P 500 Performance Ranking document
Twenty-Seven-page S&P 500 Industry Ranking document
Council of Institutional Investor's Independent Director Definition Power Point Presentation regarding Safeway, Inc. issues
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